April 15, 2002

Salomon Smith Barney
125 Broad Street
New York, NY 10004


Enclosed is the manually signed copy of our report on the internal control of Salomon
Brothers Institutional Series Funds Inc
(hereafter referred to as the "Fund") as of February 28, 2002. Our manually signed report serves to authorize the use of our name on our report in the electronic filing of the Fund's N-SAR with the SEC.

In addition, this letter serves to authorize the use of our name on our report on the financial statements for the Fund as of February 28, 2002 and for each of the periods presented therein as included in the Annual Report to Shareholders and filed with SEC.


Very truly yours,

PricewaterhouseCoopers LLP

Enclosure